Texxon Holding Limited

703, Block A, 1799 Wuzhong Road

Minhang District, Shanghai, China 200335

Tel: +86 574-62629970

VIA EDGAR

August 14, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Abe Friedman Theresa Brillant Rebekah Reed Donald Field

Re:	Texxon Holding Limited
Amendment No. 4 to Registration Statement on Form F-1
Filed August 11, 2025
File No. 333-281530

Ladies and Gentlemen:

Texxon Holding Limited (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 13, 2025 relating to Amendment No.4 to Registration Statement on Form F-1, filed by the Company to the Commission on August 11, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. In response to the Staff’s comment, the Company is filing via Edgar Amendment No.5 to the Registration Statement (the “Amendment No. 5”) with this response letter.

Amendment No. 4 to Registration Statement on Form F-1 filed August 11, 2025

Exhibit Index, page II-6

1.	Please file a revised legal opinion as Exhibit 5.1 that includes the specific number of securities being registered. Please also file a revised opinion of Hong Kong counsel that includes counsel's consent to being named in the prospectus and the filing of the opinion.

Response: In response to the Staff’s comment, we have filed a revised legal opinion as Exhibit 5.1 that includes the specific number of securities being registered and filed a revised legal opinion of Hong Kong counsel as Exhibit 99.3 that includes counsel's consent to being named in the prospectus and the filing of the opinion.

We thank the Staff for your review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Wei Wang, Esq. of Ellenoff Grossman & Schole LLP, at wwang@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

By:	/s/ Hui Xu
Name:	Hui Xu
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP